Filed by Tiga Acquisition Corp.
pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Tiga Acquisition Corp.
Commission File No. 001-39714
Date: September 13, 2022
Wall Street Journal: Grindr Names New CFO as Dating App Operator Prepares to Go Public
By Jennifer Williams-Alvarez
September 13, 2022
(Dow Jones) — Grindr LLC named a former Walt Disney Co. executive as its next chief financial officer as the firm behind the dating app plans to go public through a combination with a special-purpose acquisition company later this year.
Los Angeles-based Grindr, which specializes in connecting gay, bi, trans and queer users, on Tuesday said Vanna Krantz is set to become CFO effective Sept. 26. Current finance chief Gary Hsueh is stepping down and will serve in an advisory role, Grindr said.
Grindr also named a new chief executive officer. George Arison, founder of online car marketplace Shift Technologies Inc., will take over from Jeff Bonforte, who will step down as chief executive after more than two years in the role. Mr. Bonforte also will stay on in an advisory capacity. Mr. Arison has been on the Grindr board since May.
Ms. Krantz joins Grindr from Passport Labs Inc., a transportation software and payments company whose finances she has led since August 2021. Before her time at Passport Labs, Ms. Krantz was finance chief at Yanka Industries Inc., a streaming learning platform that does business as MasterClass, and at Disney Streaming Services, Disney’s streaming platform.
Grindr in May announced its plans to go public via a SPAC deal that involves merging with blank-check company Tiga Acquisition Corp. The transaction, valued at $2.1 billion, is expected to provide Grindr with roughly $384 million in proceeds, which the company said it would use to bolster its balance sheet and pay down debt. SPAC activity in July reached a five-year low as shares of companies that went public that way plummeted.
Grindr has fewer users than other dating apps, including Match Group Inc. and Bumble Inc. Match for the second quarter reported an average of 16.4 million paying monthly users across its apps including Tinder and Hinge, while Bumble had more than three million paying monthly users across its apps as of the end of June. Meanwhile, 13 year-old Grindr, which provides a free service but charges for updates, had around 723,000 paying users in December 2021, the latest numbers the company will share, up 31.5% from the prior year.

Grindr’s 2021 revenue of $145.8 million was up about 40% compared with the prior-year period. Net income last year jumped to $5.1 million from a roughly $13.1 million loss the previous year, according to a May regulatory filing related to the SPAC deal.

Grindr plans to join the public markets as dating apps are showing resilience despite current economic uncertainties, said Shweta Khajuria, an internet analyst at investment banking advisory firm Evercore Inc. This is because of pent-up demand for in-person relationships coming out of the pandemic, according to Ms. Khajuria, who covers both Match and Bumble. The dating app consumer isn’t as sensitive to price changes as other consumers, she said, adding that with prices across the apps ranging from about $12 to $30 a month, this isn’t the first place to look for a budget cut, she said.
“Match and Bumble are not immune to consumer headwinds,” said Ms. Khajuria. “But one thing in their favor is the subscription business model and the resiliency of that model in times of a recession.”
Most of Grindr’s revenue, around 80%, comes from subscriptions, while a smaller portion is generated with ad revenue. The Wall Street Journal reported in May that Grindr users’ locations for years were collected from a digital advertising network and made available for sale. Grindr has shared less information with ad partners since early 2020, the company has said, adding that the data-sharing practices reported on by the Journal wouldn’t be possible under current privacy practices.

A Norwegian regulator last year fined Grindr 65 million kroner, equivalent to roughly $6.6 million, after it found that the company illegally disclosed user data to advertisers. Grindr appealed the decision in February.
Ms. Krantz said she would look for areas to further monetize Grindr’s business, though she declined to provide specifics. She said she also will focus on taking the company public. Ms. Krantz gained experience in SPAC transactions as a board member and current audit chair at mobile-gaming company Skillz Inc., which went public through a SPAC in late 2020.
Once Grindr is public, there will be more scrutiny around key business dates, financial forecasts and subscriber numbers, she said. On the latter of the three, Ms. Krantz said she would draw on her time at Disney, where it was “beyond important” to be as accurate as possible on those figures, as they drove the stock price. “I think I’m really well positioned to do that....So I feel pretty confident that we’ll be able to get this in line, if it isn’t already,” she said.

About Grindr
With roughly 11 million monthly active users in virtually every country in the world in 2021, Grindr has grown to become a fundamental part of the queer community since its launch in 2009. The company continues to expand its ecosystem to enable gay, bi, trans, and queer people to connect, express themselves, and discover the world around them. Grindr is headquartered in West Hollywood, California. The Grindr app is available on the App Store and Google Play.

Forward Looking Statements
This document may contain a number of “forward-looking statements.” Forward-looking statements include information concerning Grindr’s possible or assumed future results of operations, business strategies, competitive position, industry environment, and potential growth opportunities, including any potential benefits that may be realized as a result of new members of management. These forward-looking statements are based on Grindr’s management’s current expectations, estimates, projections and beliefs, as well as a number of assumptions concerning  future events. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose”  and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside Grindr’s management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to: (a) the inability to complete the proposed business combination due to the failure to obtain shareholder approval or other conditions to closing; (b) the risk that the proposed business combination disrupts current plans and operations of Grindr; (c) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (d) costs related to the proposed business combination; (d) changes in applicable laws or regulations; (e) the possibility that Grindr may be adversely affected by other economic, business and/or competitive factors; and (f) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities.
The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the registration statement on Form S-4 and other documents filed by Tiga Acquisition Corp. (NYSE: TINV) from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Except as required by law, Grindr undertakes no obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this release.
No Offer or Solicitation
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities,  or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in  which such offer, solicitation or sale would be unlawful prior to registration or qualification under the  securities laws of any such jurisdiction.
For more information please contact:

For Grindr Communications and Investor Relations:

Patrick Lenihan
Patrick.Lenihan@grindr.com

Investors:

Ellipsis
Jeff Majtyka
IR@grindr.com

Media:

TrailRunner International
Lexi Schuchert
Press@grindr.com